Exhibit 99.2

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES 2026 AGM RESULTS

THOUSAND OAKS, Calif, May 4, 2026 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to announce the results of the Annual General Meeting of shareholders of the Company held in Marina del Rey, California on May 4, 2026. All of the resolutions put forward at the meeting were approved.

The Company’s shareholders voted to fix the number of directors of the Company at five and elected the following five nominees to the board of directors. Each of the nominees will serve for a one-year term and hold office until the next annual meeting of shareholders, unless he or she sooner ceases to hold office. The following table sets forth the votes submitted by proxy with respect to the election of directors:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Wolf Regener	19,625,945	99.41%	115,491	0.59%
David Neuhauser	19,024,303	96.37%	717,133	3.63%
Glen Brown	19,386,005	98.20%	355,431	1.80%
Lee Canaan	19,500,617	98.78%	240,819	1.22%
Murray Grigg	19,575,482	99.16%	165,954	0.84%

The shareholders appointed BDO USA, P.C. as the auditor of the Company.

The shareholders also approved the unallocated entitlements under the Company’s Stock Option Plan with 87.93% of the votes in favor.

Additional details will be provided in a Report of Voting Results to be filed on SEDAR+.

Wolf Regener, CEO and President, commented, “I would like to welcome Glen Brown, Lee Canaan, and Murray Grigg, to the Board. Our three new Board members bring a wealth of industry knowledge and experience. I am looking forward to working with them.”

“I also want to thank Evan, Leslie, and Doug, who did not stand for re-election, for all their many contributions and hard work, which is reflected in the significant growth the Company has had over the last few years. We wish them all the best in their other endeavors.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com